UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13D/A
AMENDMENT NO. 2
THE SECURITIES EXCHANGE ACT OF 1934

AFH Acquisition IV, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

NONE
(CUSIP Number)

Timothy J. Brasel
5770 South Beech Court
Greenwood Village, CO  80121
(303) 913-1232
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

February 16, 2011
(Date of Event which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

If the information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section  of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	None

1.	NAMES OF REPORTING PERSONS Timothy J. Brasel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7.	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	0
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		0%
14.	TYPE OF REPORTING PERSON IN

 Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of AFH Acquisition IV, Inc., whose principal executive offices are located at c/o Amir Farrokh Heshmatpour, 9595 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212 (the "Issuer").

Item 2.  Identity and Background.

(a)	The name of the reporting person is Timothy J. Brasel (the "Reporting Person").

(b)	The business address of the Reporting Person is 5770 South Beech Court, Greenwood Village, CO 80121.

(c)
The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is President of Bleu Ridge Consultants, Inc., located at 5770 South Beech Court, Greenwood Village, CO 80121.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

              On September 24, 2010, the Reporting Person, purchased an aggregate of 2,500,000 shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”) of the Issuer from AFH Holding and Advisory LLC (“AFH Holding”). On February 16, 2011, the purchase and sale of the Shares was rescinded by AFH Holding, pursuant to a Rescission Agreement, dated as of such date (the “Rescission Agreement”). In connection with the terms of the Rescission Agreement, AFH Holding agreed to segregate 500,000 Shares (the “Segregated Shares”), represented by a certificate in the name of AFH Holding and Advisory LLC, to be transferred to the Reporting Person, subject to and  upon the closing of a business combination or other transaction pursuant to which the Issuer ceases to be a shell Company.

Item 4.  Purpose of Transaction.

              The original purpose was to acquire an equity interest in the Issuer and to become an officer and director of the Issuer.  See Item 3.

Item 5.  Interest in Securities of the Issuer.

     (a)  As of the date of this filings, the Reporting Person, does not own any securities of the Company of record or beneficially. Subject to the terms and conditions of the Rescission Agreement and upon the closing of a transaction pursuant to which the Issuer ceases to be a shell company, the Reporting Person will beneficially own the Segregated Shares, representing 10% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-Q filed on March 11, 2011).

      (b)  As of the date of this filing AFH Holding has the sole right to vote and dispose, or direct the deposition of the Segregated Shares. Subject to the terms and conditions of the Rescission Agreement, AFH Holding shall transfer the Segregated Shares upon the closing of a business combination transaction pursuant to which the Issuer ceases to be a shell company.

     (c)  The Segregated Shares reported herein shall be transferred to the Reporting Person from AFH Holding upon the closing of a business combination transaction pursuant to which the Issuer ceases to be a shell company.

     (d)  Other than AFH Holding and the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Segregated Shares.

      (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the terms of the Rescission Agreement the purchase and sale of the Shares was rescinded. In connection with the terms of the Rescission Agreement, AFH Holding agreed to transfer the Segregated Shares to the Reporting Person, subject to the closing of a business combination or other transaction pursuant to which the Issuer ceases to be a shell Company.

Item 7.  Material to be Filed as Exhibits.

     99.1    Rescission Agreement, dated February 16, 2011

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 21, 2011

/s/Timothy J. Brasel
Timothy J. Brasel